2600 One Commerce Square
Philadelphia, PA  19103-7098
 T:  (215) 564-8099
 F:  (215) 564-8120

April 29, 2010

Via EDGAR Transmission

Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware VIP Trust
File Nos. 811-05162/033-14363

Dear Ms. Marquigny:

On behalf of Delaware VIP Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 53 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A, which was filed on February 12, 2010 for the purpose of revising the Registrant’s prospectuses and statement of additional information to comply with the revised Form N-1A requirements.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.  Cash Reserve Series Prospectuses
1.           Comment:  Move the FDIC language on the front cover to the Item 4(b) disclosure in the summary section of the prospectuses.

Response:  The requested change will be made and the preamble to the Item 4 principal risks section will be revised as follows:

“An investment in the Series is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although the Series seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Series. Over time, the value of your investment in the Series will increase and decrease according to changes in the value of the securities in the Series’ portfolio. Other principal risks include:”

2.           Comment:  Remove the Macquarie disclosure from the front cover of the prospectuses (global comment).

Rebecca Marquigny
April 29, 2010

Response:  The Macquarie disclosure will be moved from the front cover of the prospectuses to the “Investment manager” section.

3.           Comment:  Confirm that the prospectuses’ table of contents will include page references for both section and sub-section headings (global comment).

Response:  The table of contents for each Series’ prospectuses will include page number references for the section and sub-section headings listed in the table of contents.

4.           Comment:  Confirm that the investment objective for the Series should include the references to maintaining a diversified portfolio of money market securities and managing the portfolio to maintain a constant net asset value (NAV) of $1 per share.”

Response:  The Series’ investment objective is correctly stated in the prospectuses.

5.           Comment:  Add a sentence to the preamble to the fees and expenses section explaining that variable contract fees are not reflected in the fee table (global comment).

Response:  The following sentence will be added to the introductory paragraph:

“The fee table and example do not reflect any fees or sales charges imposed by variable insurance contracts.  If they did, the expenses would be higher.”

6.           Comment:  Unless the Series charges a fee required to be described in the “shareholder fees” section of the fee table, this section is not required to be included in the fee table (global comment).

Response:  As applicable, the fee tables will be revised accordingly.

7.           Comment:  Remove the parentheses around the 12b-1 fee in the Service Shares fee table.

Response:  The requested change will be made.

8.           Comment:  Remove the word “less” from the fee waiver line item of the fee table (global comment).

Response:  The requested change will be made.

9.           Comment:  In the footnote to the fee table concerning the adviser/distributor’s contractual fee waivers, state who can terminate the fee waivers and how the waiver may be terminated (global comment).

Response:  The requested change will be made.

10.           Comment:  Revise the expense example preamble to be consistent with the language in Form N-1A and add language explaining that the expense example does not reflect variable contract fees and that expenses would be higher if they did (global comment).

Response:  The expense preamble will be revised to be consistent with the language in Form N-1A, except to the extent the Registrant modifies it to reflect any applicable fee waivers that will affect the calculation of the expense example.  Also, the fee table preamble will include the additional variable contract expense information.

Rebecca Marquigny
April 29, 2010

11.           Comment:  Use the term “principal” in the headings for the strategies and risk sections of the summary sections of the prospectuses (global comment).

Response:  The requested change will be made.

12.           Comment:  In the summary section of the prospectus, describe the strategies the Series employs to maintain a stable net asset value.

Response:  The Registrant believes that the current disclosure adequately addresses this comment by describing the types of securities in which the fund invests, including the maturity limits.

13.           Comment:  The Item 4/9 disclosure describing the Series investment strategies and risks should include corresponding risks for each investment strategy discussed (global comment).

Response:  The Registrant believes that its investment strategy and risk disclosure for each series is consistent; therefore, the Registrant respectfully declines to accept this comment.

14.           Comment:  Revise the preamble to the principal risks discussion in the summary section of the prospectuses to comply with Item 4(b)(1)(ii).

Response:  See response to Comment 1.

15.           Comment:  Remove the references to smaller company and real estate industry investments in the interest rate risk disclosure under the summary of principal investment risks.

Response:  The requested change will be made.

16.           Comment:  Revise the preamble to the investment performance section of the summary section of the prospectus so that it is identical to the language provided in Form N-1A and remove the reference to performance before and after taxes (global comments).

Response:  The language used by the Registrant very closely tracks the language provided in the form.  The only real difference is that the Registrant’s preamble adds language explaining that to the extent fee waivers were in place during the performance periods, a series’ performance would have been lower if the waivers had not been in place.  The Registrant believes that this is material information that is important for shareholders or potential investors to know and is consistent with the Staff’s comment that language should be added to this preamble noting the investment performance shown in this section does not include variable contract fees and performance would be lower if it did.  Moreover, the Registrant notes that the language provided in Item 4(b)(2)(i) is provided as an example.  Consequently, the Registrant respectfully declines to accept this comment.  With respect to the comment concerning the removal of the reference to performance before and after taxes, the requested change will be made.

17.           Comment:  Confirm that the printed prospectuses will include bar charts with x- and y-axis with the performance range running along the x-axis and a bar for each year described in the chart with a corresponding numerical return adjacent to it along the y-axis (global comment).

Rebecca Marquigny
April 29, 2010

Response:  The printed and Rule 485(b)/497 versions of the series’ prospectuses will include bar charts as described above.

18.           Comment:  Add the heading “Average annual total returns for periods ended December 31, 2009” preceding the average annual total return table.  Also, remove the lifetime footnote and note the classes’ inception date in the chart (global comment).

Response:  The requested changes will be made.

19.           Comment:  When adding numbers to the fee table and performance charts do not add any footnotes that were not previously included in the Registrant’s 485(a) filing (global comment).

Response:  No new footnotes will be added to the fee tables or performance charts.

20.           Comment:  Revise the Item 6 disclosure to direct investors to the variable insurance contract for more information about the purchase and sale of series’ shares (global comment).

Response:  The disclosure will be revised as follows:  “Shares are sold only to separate accounts of life companies at NAV.  Please refer to the variable annuity or variable life insurance product contract prospectus for more information about the purchase and redemption of shares.”

21.           Comment:  Revise the Item 7 disclosure to direct investors to the variable insurance contract for more information about taxes.

Response:  The disclosure will be revised as follows:  “Shares of the Series must be purchased through variable annuity contracts or variable life insurance contracts (variable contracts). Because shares of the Series must be purchased through variable contracts, such distributions will be exempt from current taxation if left to accumulate within the variable contracts. You should refer to your contract prospectus for more information on these tax consequences.”

22.           Comment:  Revise the Item 9 disclosure to provide more specific information about how the portfolio manager implements the series’ investment strategies.

Response:  The Registrant respectfully declines to accept this comment.

23.           Comment:  In the “Payments to intermediaries” section, state that payments made pursuant to these arrangements are “revenue sharing payments” (global comment).

Response:  The Registrant respectfully declines to accept this comment.

24.           Comment:  Under “Valuation of shares,” it states that the series has reserved the right to reject purchase orders for any reason.  Is this possible in the variable insurance product context (global comment).

Response:  Yes, it is.

25.           Comment:  Item 11(e)(1) requires each series, including money market funds, to describe the risks of market timing activity.  Revise the disclosure under “Frequent trading of Series shares” accordingly.

Rebecca Marquigny
April 29, 2010

Response:  The disclosure will be revised as follows:  “Excessive trading of Series shares can harm shareholders in various ways, including reducing the returns to long-term shareholders by increasing costs to the Series (such as spreads paid to dealers who sell money market instruments to the Series) and disrupting portfolio management strategies. The Manager anticipates that shareholders will purchase and sell shares frequently because a money market fund is designed to offer investors a liquid cash option. Accordingly, the Series’ Board of Trustees has not adopted policies and procedures regarding the frequent trading of shares.”

26.           Comment:  Revise the first two sentences under “Investments by fund of funds” to clarify that the series are sold to the Lincoln Profile Funds and other variable accounts (global comment).

Response:  The first two sentences of that section will be revised as follows:  “The Lincoln Profile Funds, a fund of funds, may invest in the Series and, from time to time, may place large purchase or redemption orders with the Series due to allocation or rebalancing requirements of the Lincoln Profile Funds.”

27.           Comment:  Revise the 9-digit zip code in the second paragraph of the back cover page to reflect the SEC’s new zip code.

Response:  The requested change will be made.

B.  Diversified Income Series prospectuses
28.           Comment:  Confirm that the numbers will be provided for the expense example in the printed and Rule 485(b)/497 versions of the prospectuses (global comment).

Response:  Yes, these numbers will be included in the final versions of the prospectuses.

29.           Comment:  Revise the last sentence of the last paragraph in the investment strategy summary to clarify the series’ limits on investments in foreign securities and currency.

Response:  The last sentence will be revised as follows: “The Series will not invest more than 50% of its net assets in securities that are denominated in a foreign currency and will limit its foreign currency exposure to no more than 25% of its net assets.”

30.           Comment:  Add disclosure concerning high portfolio turnover to the principal investment strategy and risks sections.

Response:  The following disclosure will be added to the principal investment strategy and risks sections:

Investment strategies disclosure: (to be inserted at the end of the last paragraph):  “The Series may experience a high portfolio turnover rate in using the strategies described above.”

Risk disclosure:  “The risk that high portfolio rates may increase the Series’ transaction costs and lower returns.”

31.           Comment:  Confirm whether the series is sold through a bank or an insured depository institution.  If not, remove the FDIC language in the preamble to  the principal risks preamble (global comment).

Rebecca Marquigny
April 29, 2010

Response:  The series are not bank-sponsored mutual funds and not sold principally through insured depository institutions.  Accordingly, the Registrant will remove the FDIC disclosure.

32.           Comment:  The principal risks summary refers to risks that do not have corresponding investment strategies described in the principal investment strategies summary.  Remove the disclosure for risks that do not have corresponding investment strategies.

Response:  The Item 4 risk disclosure summarizes the risks disclosed in the Item 9(c) disclosure, as required by the item.  The Item 9 disclosure, in turn, discusses the principal risks of investing in the series, including the risks to which the series’ portfolio as a whole is expected to be subject.  Accordingly, the Registrant respectfully declines to accept this comment.

33.           Comment:  Provide a separate risk summary for “junk bonds” instead of relying solely on the credit risk summary.

Response:  The requested change will be made.

34.           Comment:  Add risk disclosure addressing mortgage-backed securities risk.

Response:  The Item 9 risk includes disclosure concerning credit risk and prepayment risk, which address mortgage-backed securities risk; therefore, the Registrant respectfully declines to accept this comment.

35.           Comment:  The Item 4 legislative and regulatory risk needs to be more specific (global comment).

Response:  The following sentence will be added to that section:  “Government involvement in the private sector may, in some cases, include government investment in, or ownership of, companies in certain commercial business sectors; wage and price controls; or imposition of trade barriers and other protectionist measures.”

36.           Comment:  For the Item 4 disclosure concerning liquidity risk, add disclosure explaining the effects of holding illiquid securities (global comment).

Response:  The liquidity risk disclosure will be revised as follows:  “The possibility that securities cannot be readily sold within seven days at approximately the price at which a portfolio has valued them, which may prevent the Manager from disposing of securities at a favorable time or price during periods of infrequent trading of such securities.”

37.           Comment:  For the Item 4 disclosure concerning valuation risk, explain how this risk affects the series returns (global comment).

Response:  The following disclosure will be added to the valuation risk summary: “During periods of reduced liquidity, judgment plays a greater role in valuing securities.  As a result, a series’ performance may be affected during periods when it is difficult to value portfolio securities.”

38.           Comment:  Remove the description of the series primary index that immediate follows the average annual total return chart (global comment).

Response:  The requested change will be made.

Rebecca Marquigny
April 29, 2010

39.           Comment:  The first paragraph under “Frequent trading of Series shares” refers to Delaware Investments® Funds and Optimum Fund Trust.  The reference should only be to Delaware VIP Trust (global comment).

Response:  Delaware VIP Trust is considered part of Delaware Investments® Funds, which is a “generic” reference to all funds in the Delaware Investments family of funds.  Because the policies discussed in that section apply across the complex, the Registrant believes that this reference is appropriate and, accordingly, respectfully declines to accept this comment.

40.           Comment: Revise the opening sentence so that it uses the phrase “the series defines short-trips as” (global comment).

Response:  The Registrant believes that the second paragraph, including the first sentence, is concise, straightforward and easy to understand; therefore, the Registrant respectfully declines to accept this comment.

C.  Emerging Markets Series
41.           Comment:  Confirm whether the series incurred acquired fund fees in excess of 0.01% of the series’ average daily net assets during the past fiscal year.  If so, include the disclosure in the fee table required by Instruction 3(e) to Item 3.

Response:  The series did not incur acquired fund fees in excess of 0.01% during the past fiscal year.

42.           Comment:  No disclosure concerning high portfolio turnover risk is necessary for this series because its annual portfolio turnover rate for the past five years has been less than 100%.

Response:  The requested change will be made.

43.           Comment:  The EAFE Emerging Markets (net) Index may not be used as the Series’ primary index.

Response:  James O’Connor of the Staff has informed the Registrant that the Delaware Investments® Funds are not prohibited from using the “net” version of international indexes as comparative benchmarks in the average annual total return tables.  Nevertheless, the Registrant will include both the “net” and “gross” versions the EAFE Emerging Markets Index in the Series’ average annual total return table.

D.  International Value Equity Series
44.           Comment:  Summarize the portfolio manager’s contrarian investment strategy described in the Item 9 disclosure in the Item 4 disclosure.

Response:  The Registrant believes that the fourth paragraph in the Item 4 principal investment strategies section discusses the portfolio manager’s “contrarian” investment strategy.  Therefore, the Registrant respectfully declines to accept this comment.

45.           Comment:  Remove the composite performance information included in the Item 10 disclosure.

Response:  The requested change will be made.

Rebecca Marquigny
April 29, 2010

E.  Small Cap Value Series
46.           Comment:  Revise the second sentence in the Item 4 principal investment strategy section so that investors may better understand what the portfolio manager considers to be a small cap company.

Response:  The Registrant will revise the Item 4 disclosure as follows:

“The Series invests primarily in investments of small companies whose stock prices appear low relative to their underlying value or future potential. Among other factors, the Manager considers the financial strength of a company, its management, the prospects for its industry, and any anticipated changes within the company that might suggest a more favorable outlook going forward. We focus on free cash flow in our individual stock selection, seeking companies that we believe have a sustainable ability to buy back shares, lower debt, and/or increase or initiate dividends. Under normal circumstances, at least 80% of the Series’ net assets will be in investments of small-capitalization companies (the 80% policy). The Series considers small-capitalization companies to be companies with a market capitalization generally less than 3.5 times the dollar-weighted, median market capitalization of the Russell 2000® Index at the time of purchase. As of March 31, 2010, the Russell 2000 Index had a dollar-weighted, median market capitalization of $1.02 billion. The median market capitalization for this Index will change on a frequent basis. A company’s market capitalization is based on its current market capitalization or its market capitalization at the time of the Series’ investment. Companies whose market capitalization no longer meets this definition after purchase continue to be considered to have a small capitalization for purposes of this 80% policy. The Series’ 80% policy can be changed without shareholder approval. However, shareholders would be given notice at least 60 days prior to any change.”

F.  Smid Cap Growth Series
47.           Comment:  Item 2 disclosure includes a reference to the wrong fund.

Response:  The investment objective disclosure will be revised to refer to the Smid Cap Growth Series.

48.           Comment:  The Item 4/9 investment strategy contains too much jargon.  Revise accordingly.  (This comment applies to the Trend Series as well.)

Response:  The Registrant believes that the disclosure is clear and understandable; therefore, it respectfully declines to accept this comment.

49.           Comment:  Remove the paragraph following the preamble to the investment performance section that explains the series recent change in strategies.

Response:  The Registrant respectfully declines to accept this comment as it believes that it is materially important for investors to understand that the series’ prior performance reflected different investment strategies.

50.           Comment:  Confirm that the Trend Series and Smid Cap Growth Series are not offered through the same variable product because they are so similar.

Response:  Pending shareholder approval, these two series will be merged within the next several months.

Rebecca Marquigny
April 29, 2010

G.  Statement of Additional Information (SAI)
51.           Comment:  Make applicable changes to the SAI so that it is consistent with the previous comments received by the retail Delaware Investments® Funds with respect to the updating of their SAIs to conform with the revised Form N-1A requirements.

Response:  The requested change will be made.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik